# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00791X209
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 130 VANTIS DRIVE, SUITE 170, ALISO VIEJO, California (CA), 92656
Date of event which requires filing of this statement: 08/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001270925

## Reporting persons
- Timothy P. Lynch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,500,000; shared voting power 0; sole dispositive power 6,500,000; shared dispositive power 0; aggregate amount beneficially owned 6,500,000 (13% of the class)
  Comment: The securities reported herein exclude prefunded warrants to purchase 1,000,000 shares of Class A Common Stock and milestone warrants to purchase 6,000,000 shares of Class A Common Stock. Those warrants may not be exercised to the extent that, after giving effect to such exercise, the reporting person would beneficially own more than 4.99% of the outstanding shares of Class A Common Stock. As a result, the reporting person cannot currently exercise any of the warrants. The percentages reported in this Schedule 13G are based on 49,882,790 shares of Class A Common Stock outstanding as of August 6, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.

## Item 1. Issuer
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 130 VANTIS DRIVE, SUITE 170, ALISO VIEJO, CA, 92656

## Item 2. Person Filing
Name of person filing: Timothy P. Lynch
Address of principal business office or, if none, residence:
70 SW Century Dr, STE 100 PMB 1257
Bend, OR 97702
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,500,000
Percent of class: 13.0%
Sole power to vote or to direct the vote: 6,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Timothy P. Lynch: /s/ Timothy P. Lynch, Reporting person (08/21/2026)